UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Florida East Coast Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

340632108

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078-2789

973.912.2100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 340632108

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 340632108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

12,029,310 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

12,029,310 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,029,310

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. 340632108

33.0%

14. TYPE OF REPORTING PERSON

IA

CUSIP No. 340632108

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of Florida East Coast Industries, Inc., a Florida corporation (the “Issuer”), whose principal executive offices are located at One Malaga Street, St. Augustine, FL 32084. The Issuer is a newly formed holding company and is deemed to be the successor corporation under the Securities Exchange Act of 1934 to the identically named predecessor company (“Old Issuer”). Beneficial ownership of shares in Old Issuer has previously been reported by the filing person on Schedule 13D. The undersigned is filing a new schedule disclosing its interest in the same number of shares of Issuer as has been previously reported in Schedule 13D relating to Old Issuer.

Item 2. Identity and Background

(a) Name:

Franklin Mutual Advisers, LLC (“FMA”)

(b) State of Organization:

Delaware

(c) Principal Business:

An investment adviser registered with the SEC and investment manager to a number of the open-end investment companies or other managed accounts.

Address of Principal Office:

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(a-f): The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and each controlling person, if any, of the reporting person named above is set forth in Exhibit A hereto. To the best knowledge of the person listed in Item 2 hereof, each person listed on

CUSIP No. 340632108

Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein were acquired when shares of the Old Issuer were automatically converted into shares of the Issuer as further described in Item 5(c) below. Shares of the Old Issuer were acquired with funds of approximately $312 million (including brokerage commissions). All funds used for the acquisitions above were provided by FMA's investment management clients' working capital.

Item 4. Purpose of Transaction

FMA acquired the Common Stock for investment purposes. FMA continues to take an active interest in the business and affairs of the Issuer commensurate with its investment management clients’ equity interest, including regular communications with the Issuer. Other than as described in the preceding sentence, FMA does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. FMA may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Additionally, FMA reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by FMA.

Item 5. Interest in Securities of the Issuer

(a-b) The 12,029,310 shares of Common Stock of the Issuer (the “Securities”), representing 33.0% of the outstanding Common Stock, are beneficially owned by one or more open-end investment companies or other managed accounts of FMA.

Investment management contracts with FMA’s investment management clients grant to FMA sole voting and investment power over the securities owned by or on behalf of its investment management clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the Act, the beneficial owner of the Securities.

CUSIP No. 340632108

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a "group" with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(c) Neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed, other than in connection with the Issuer’s corporate reorganization pursuant to which the Old Issuer changed its name to FECI Company, and became a wholly-owned subsidiary of the Issuer. As a result of these transactions, holders of the Old Issuer's shares, including FMA’s investment management clients, now automatically own the same number of shares of the Issuer on the same terms and conditions as the shares of the Old Issuer that they owned immediately before the merger.

(d) No person other than the respective investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the

CUSIP No. 340632108

proceeds of the sale of the securities being reported herein. Three investment management clients of FMA, Mutual Shares Fund, Mutual Beacon Fund, and Mutual Discovery Fund, each a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, as amended, has an interest in 4,423,071 shares, 1,967,636, and 2,247,600, respectively, or 12.2%, 5.4%, and 6.2% respectively, of the class of securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Executive Officers of Reporting Person

CUSIP No. 340632108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 5, 2006

Franklin Mutual Advisers, LLC

/s/ Bradley Takahashi

Name: Bradley Takahashi

Title: Vice President

CUSIP No. 340632108

EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
James R. Baio	Executive Vice President/Chief Financial Officer/Treasurer, FRI; Senior Vice President/Chief Financial Officer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Vice President - Enterprise Risk Management, FRI; Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Barbara J. Green	Vice President/Deputy General Counsel/Secretary, FRI; Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FMA; Chief Compliance Officer for FRI and its direct and indirect subsidiaries	Templeton Worldwide, Inc. 500 East Broward Blvd. Fort Lauderdale, FL 33394-3091

CUSIP No. 340632108

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

Parent company of a number of investment managers and administrative companies providing investment management and other services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of the open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., a wholly-owned subsidiary of FRI.